UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 1 July, 2021

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____   No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____   No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X__

ENCLOSURES:

Sens Announcement dated 1 July 2021: Appointment of executive director and Chief Financial Officer designate

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share code:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

("**Sasol**" or "the **Company**")

APPOINTMENT OF EXECUTIVE DIRECTOR DESIGNATE AND CHIEF FINANCIAL OFFICER DESIGNATE

Shareholders are advised in terms of paragraph 3.59 of the JSE Listings Requirements that Mr Paul Victor has informed the Company that he will step down as Chief Financial Officer (CFO) and executive director of Sasol Limited on 30 June 2022.

Shareholders are also advised of the appointment of Mr Hanré Rossouw, currently the CFO of Royal Bafokeng Platinum Limited (RBPlat), as CFO designate and executive director designate of Sasol to succeed Mr Paul Victor. Hanré will join Sasol on 4 April 2022 and will succeed Paul as executive director and CFO on 1 July 2022. Paul has agreed to remain with Sasol until the publication of Sasol's financial results and suite of annual reports for the year ending 30 June 2022, allowing for a sixth-month structured handover period.

Sipho Nkosi, Chairman of the Sasol board of directors (Board) said "On behalf of the Board, I would like to thank Paul for his substantial contribution and exemplary leadership over the past twenty-one years at Sasol. We will pay tribute to him nearer to the date of his departure next year. The Board is pleased to have appointed Hanré as Sasol's next CFO and is looking forward to welcoming him as a member of the Board. His background and experience will benefit Sasol in meeting our business opportunities and challenges".

Hanré has been the CFO of RBPlat since 1 October 2018, where he was responsible for the restructuring of the balance sheet through the refinancing of debt and a rights issue, the introduction of a new capital allocation framework and a new dividend policy.

Previously, he was a portfolio manager at Investec Asset Management and, prior to that, the CFO of Xstrata Alloys. He also held a number of other senior roles at Xstrata plc in London that involved extensive strategy, mergers and acquisitions, business optimisation and capital markets experience. His career started as graduate engineer at Anglo American plc and he later also worked for Accenture plc and De Beers Group. Hanré graduated from Oxford University with a Master's degree in Business Administration. He also holds a Bachelor of Engineering degree in Chemical Engineering and a Bachelor of Commerce (Hons) degree in Economics.

Johannesburg
1 July 2021

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 July 2021

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary